Exhibit 99.5

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON AUGUST 12, 2024

Date, Time, and Place: meeting of the Fiscal Council of JBS S.A., held on August 12, 2024, at 10 a.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, via videoconference and in person.

Call Notice: The call notice was emailed to the Fiscal Council members, under Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely, Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Ms. Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting.

The meeting was also attended by Guilherme Perboyre Cavalcanti, CFO and Investor Relations Officer, Christiane Assis, Investor Relations Officer, Eliseo Santiago Perez Fernandez, Management and Control Officer, Agnaldo dos Santos Moreira Jr., Accounting and Corporate Management Officer, Marlos Franco de Oliveira, Risk Management and Internal Controls Officer, Louise Maximo, Accounting Manager, and Milena Hitomi Yanagisawa, Legal Manager. The meeting was also attended by Messrs. Fabian Junqueira, Lead Audit Partner and Global Partner for the JBS account, and Rafael Santos, Managing Partner, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: Adrian Lima da Hora, Chair; and Beatriz Lopes Alexandre, Secretary.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview for the period ended June 30, 2024; (ii) analysis of the Quarterly Financial Statements accompanied by the Independent Auditor’s Report for the period ended June 30, 2024 (“Quarterly inancial Statements”); (iii) discussion about the Independent Auditors’ Report on the Interim Financial Information (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda. (“KPMG”); and (iv) discussion and resolution on the Fiscal Council’s opinion on the Quarterly Financial Statements.

Discussions and Resolutions:

(i) the meeting started with Ms. Christiane Assis presenting to the Fiscal Council members the overview of the operations of the Company and its subsidiaries, including the market overview for the period ended June 30, 2024.

The Fiscal Council members asked questions, which were duly answered by Guilherme Perboyre Cavalcanti and Ms. Christiane Assis;

(ii) subsequently, the Fiscal Council members discussed with the accounting area their remarks after reading the Quarterly Financial Statements, whose copies were made available on the Atlas Governance portal before the meeting. During the analysis of the Quarterly Financial Statements, Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr. and Louise da Silva Maximo presented to the Board members their remarks on key items of the Quarterly Financial Statements and on the remarks made by the Board members themselves.

The Fiscal Council members asked questions about the Quarterly Financial Statements, which were clarified by Messrs. Eliseo Santiago Perez Fernandez, Aguinaldo dos Santos Moreira Jr., and Louise da Silva Maximo.

(iii) subsequently, Mr. Fabian Junqueira presented the work performed by KPMG concerning the Quarterly Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the members of the Fiscal Council were duly answered by Mr. Fabian Junqueira.

(iv) after the aforementioned facts, the Fiscal Council members recorded that, in the use of their legal and statutory duties, they analyzed the Company’s Earnings Releases and Quarterly Financial Statements for the period ended June 30, 2024, prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB), to be analyzed by the Company’s Board of Directors. Based on this review and the information and clarifications received during the period, as well as the draft version of KPMG’s review report on the Quarterly Financial Statements, to be issued without reservations on August 13, 2024, the Fiscal Council stated it had not gained awareness of any additional fact or evidence of fraud or errors that would lead to believing the aforementioned quarterly financial statements do not reflect, in all material respects, the information contained therein, therefore deeming they are fit to be disclosed by the Company after approval by the Board of Directors.

Lastly, the Fiscal Council members approved the content of the Fiscal Council’s Report on the Quarterly Financial Statements for the period ended June 30, 2024 and will issue the report after the approval of the disclosure of the Quarterly Financial Statements by the Company’s Board of Directors and the issue of the Auditor’s Report.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in the summary format and their publication, with the omission of the signatures of the attendees, under Article 130, Paragraphs 1 and 2 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

São Paulo, August 12, 2024.

Adrian Lima da Hora	Beatriz Lopes Alexandre Chair

Secretary

(signatures page of the Minutes of the Fiscal Council’s Meeting of JBS S.A. held on August 12, 2024, at 10:00 a.m.)

Attending Board Members:

Adrian Lima da Hora	José Paulo da Silva Filho

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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